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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIDAR GROUP LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11711 N. MERIDIAN STREET, SUITE 325

(No. and Street)

CARMEL	IN	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER DAY   (317) 559-3910

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER, LLP   ATTN: SCOTT BROWN

(Name – *if individual, state last, first, middle name*)

800 E. 96TH STREET #500	INDIANAPOLIS	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, CHRISTOPHER DAY , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NAVIDAR GROUP LLC , as
of DECEMBER 31 , 20 13 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

MANAGING PRINCIPAL
_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013



ksmcpa.com

NAVIDAR GROUP LLC

CONTENTS


Independent Auditors' Report

To the Member
Navidar Group LLC

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Katz, Sapper & Miller, LLP   800 East 96th Street, Suite 500   Tel 317.580.2000   An Affiliate of
Certified Public Accountants   Indianapolis, IN 46240   Web ksmcpa.com   KSM Business Services, Inc.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 19, 2014

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

ASSETS

Cash	$ 1,157,447
Accounts receivable	51,108
Prepaid expenses and other	53,260
Property and equipment, net	21,362
TOTAL ASSETS	**$ 1,283,177**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 54,557
MEMBER'S EQUITY	1,228,620
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,283,177**

See accompanying notes.

NAVIDAR GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC (the Company) is organized as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides advisory services related to mergers and acquisitions and the private placement of securities.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Property and Equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years
Computers	5 years
Software	3 years

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 19, 2014, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2013, property and equipment consisted of the following:

Computers	$20,714
Furniture and fixtures	21,609
	42,323
Less: Accumulated depreciation	20,961
	$21,362

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2013, the Company had Net Capital of $1,102,890, which was $1,097,890 in excess of the required Net Capital of $5,000.

NOTE 4 - COMMITMENTS

The Company has entered into noncancellable operating lease agreements for its offices located in Carmel, Indiana and Austin, Texas that are subject to escalating monthly payments and expire in February 2016 and January 2016, respectively.

At December 31, 2013, the minimum future rental payments required by noncancellable long-term operating leases were:

Payable In	Rental Payments
2014	$ 66,773
2015	68,004
2016	7,886
Total Rental Payments	$142,663